SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ No. [National Taxpayer’s Registry] 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Publicly-held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON OCTOBER 31, 2013

1.      Date, time and venue: On October 31, 2013, starting at 6 p.m., at the headquarters of Companhia de Bebidas das Américas (“Company”), located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros No. 1,017, 4th floor (part), blocks 41 and 42, Itaim Bibi.

2.      Call Notice and Attendance: Call notice dismissed, pursuant to section 124, §4, of Brazilian Law No. 6,404/76, due to the attendance of a shareholder representing the totality of the Company’s corporate capital, as confirmed by the signature in the Company’s Shareholders’ Attendance Book.

3.      Presiding Board: Chairman: Pedro de Abreu Mariani; Secretary: Flávio Gonçalves Pontes Sodré.

4.      Resolutions: The following resolutions were taken by the attending shareholder, with no reservations:

4.1. To register that the minutes of this Shareholders’ Meeting will be drawn-up in summary form, pursuant to section 130, §1, of Brazilian Law No. 6,404/76.

4.2. To approve the request to cancel the Company’s registration as a publicly-held company in the “A” category with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), pursuant to CVM Ruling No. 480, dated December 7, 2009.

4.3.To approve the request to delist Company’s American Depositary Receipts Program registered with CVM pursuant to Official Letters CVM/SRE/RDR/2000/011 for common shares and CVM/SRE/RDR/2000/012 for preferred shares.

4.4. To authorize the Company’s management to execute all agreements and instruments, and perform all other acts necessary for the consummation of the resolutions hereby approved.

5.      Closing: With no further matters to be discussed, the present Minutes were drawn-up in summary form and signed, after being read and approved by the Presiding Board and the attending shareholder.

6.      Signatures:  Pedro de Abreu Mariani, Chairman;  Flávio Gonçalves Pontes Sodré, Secretary; Shareholder: Ambev S.A.

I certify that the present minutes conform to the original drawn-up in the proper book.

Flávio Gonçalves Pontes Sodré

Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer